UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 21, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, August 21, 2014, Dollar Tree, Inc. issued a press release reporting its fiscal 2014 second quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated August 21, 2014 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 21, 2014　　　　　By: /s/ Kevin S. Wampler

　　　　　　　　　　　　　　　　Kevin S. Wampler
　　　　　　　　　　　　　　　　Chief Financial Officer

Exhibit 99.1 - Press release dated August 21, 2014 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS SECOND QUARTER RESULTS

- **Sales increased 9.5% to $2.03 billion**
- **Comparable store sales increased 4.5%**
- **Diluted EPS, including acquisition-related costs, increased 5.4% to $0.59**
- **Excluding acquisition-related costs, diluted EPS increased 8.9% to $0.61**

CHESAPEAKE, Va. - August 21, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for its second fiscal quarter ended August 2, 2014.

<u>**Second Quarter Results**</u>
Consolidated net sales increased 9.5% to $2.03 billion from $1.85 billion in the prior year's second quarter. Consolidated comparable store sales increased 4.5% on a constant currency basis. Adjusted for the impact of Canadian currency fluctuations, the comparable store sales increase was 4.4%.

Gross profit increased 7.0% to $694.1 million from $648.7 million in the prior year's second quarter. As a percent of sales, gross margin decreased by approximately 80 basis points to 34.2%. The primary contributors to the decrease were increased freight costs and investments in higher-value products.

Selling, general and administrative expenses were 24.1% of sales compared to 24.1% of sales in the prior year's second quarter. The quarter included approximately $7.5 million in acquisition-related costs related to the proposed merger with Family Dollar Stores, Inc. Excluding acquisition-related costs, selling, general and administrative costs were 23.7% of sales, a 40 basis point improvement compared to the prior year's second quarter.

Net income, compared to the prior year's second quarter, including acquisition-related costs, decreased approximately $3.2 million to $121.5 million, and diluted earnings per share increased by 5.4% to $0.59. Excluding acquisition-related costs, net income increased approximately $1.4 million to $126.1 million and diluted earnings per share increased 8.9% to $0.61.

 "I am very pleased with our second quarter results," said Chief Executive Officer Bob Sasser. "Expanded assortments of high-value product contributed to our strongest quarterly comparable store sales performance in two years. Pet supplies, hardware, household products, food, electronics and party goods all performed well in the quarter. Our 4.5% comp sales resulted from increases in both customer traffic and average ticket. I am particularly proud of our store associates. Our store teams continue to execute at a high level as the Company delivered its 26th consecutive quarter of positive comparable store sales growth. In challenging macro environments, consumers are increasingly relying on Dollar Tree to be part of the solution in managing their family's budget. Our stores are well-stocked with incredible values and we are prepared for the fall selling season."

The Company opened 90 stores, expanded or relocated 20 stores, and closed 4 stores during the quarter. Retail selling square footage increased to 44.8 million square feet, a 6.8% increase compared to the prior year.

First Six Months Results

Consolidated net sales increased 8.4% to $4.03 billion from $3.72 billion in the first six months of 2013. Consolidated comparable store sales increased 3.2% on a constant currency basis. Adjusted for the impact of Canadian currency fluctuations, the comparable-store sales increase was 3.1%.

Gross profit increased 6.6% to $1.39 billion, or 34.5% of sales, compared to $1.30 billion, or 35.1% of sales, in the first six months of 2013.

Selling, general and administrative expenses increased 7.5% to $953.8 million, improving as a percent of sales to 23.7% compared to 23.8% for the first six months of 2013. Excluding acquisition-related costs, selling, general and administrative costs were 23.5% of sales, a 30 basis point improvement compared to the prior year's first half.

Net income, compared to the prior year's first six months, including acquisition-related costs, increased $1.5 million to $259.7 million, and diluted earnings per share increased by 8.7% to $1.25. Excluding acquisition-related costs, net income increased $6.1 million to $264.3 million and diluted earnings per share increased 11.3% to $1.28.

Company Outlook

The Company's full-year guidance has been adjusted for actual first half performance, and its outlook for the back half is unchanged from the original guidance provided on February 26, 2014.

The Company estimates sales for the third quarter of 2014 to range from $2.02 billion to $2.07 billion, based on low- to mid-single digit positive comparable store sales. Diluted earnings per share are estimated to range from $0.61 to $0.66, excluding acquisition-related costs.

Full-year 2014 sales are now estimated to range from $8.44 billion to $8.55 billion. This estimate is based on a range of low- to low-mid-single digit positive comparable store sales. Diluted earnings per share, which includes $0.02 per share of second quarter acquisition-related costs, are expected to range from $2.94 to $3.06, excluding third and fourth quarter acquisition-related costs.

Conference Call Information

On Thursday, August 21, 2014, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-802-2239. A recorded version of the call will be available until midnight Thursday, August 28, and may be accessed by dialing 888-203-1112, and the access code is 6083217. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, August 28.

About Dollar Tree, Inc.

Dollar Tree, a Fortune 500 Company, operated 5,166 stores in 48 states and 5 Canadian provinces as of August 2, 2014, with total retail selling square footage of 44.8 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD‑LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding the timing and completion of the proposed merger with Family Dollar, acquisition-related expenses and financing costs, the benefits, results and effects of the merger, the combined company's plans, objectives and expectations, the fall selling season, third quarter and full-year sales, third quarter and full-year diluted earnings per share, and third quarter and full-year comparable store sales. Risks and uncertainties related to the proposed merger include, among others, the ability to close the proposed merger on the proposed terms and schedule, or at all, Family Dollar's ability to terminate the merger agreement under certain circumstances if a superior proposal is made by a third party to Family Dollar, difficulties related to integration of proposed merger and our ability to obtain cost savings and synergies contemplated by the merger, unexpected costs, charges or expenses resulting from the proposed merger, and the outcome of pending or potential litigation or governmental investigations. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10‑K filed March 14, 2014, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed May 22, 2014 and our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
Randy Guiler, 757-321-5284
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

| | 13 Weeks Ended | | | | 26 Weeks Ended | | | |
| | August 2, 2014 | | | August 3, 2013 | August 2, 2014 | | | August 3, 2013 |
	As Reported	Adjustments (a)	As Adjusted	As Reported	As Reported	Adjustments (a)	As Adjusted	As Reported
Net sales	$ 2,031.1	$ —	$ 2,031.1	$ 1,854.9	$ 4,031.4	$ —	$ 4,031.4	$ 3,720.7
Cost of sales	1,337.0	—	1,337.0	1,206.2	2,640.7	—	2,640.7	2,416.0
Gross profit	694.1	—	694.1	648.7	1,390.7	—	1,390.7	1,304.7
	34.2%		34.2%	35.0%	34.5%		34.5%	35.1%
Selling, general & administrative expenses	489.1	(7.5)	481.6	447.4	953.8	(7.5)	946.3	886.9
	24.1%	(0.4)%	23.7%	24.1%	23.7%	(0.2)%	23.5%	23.8%
Operating income	205.0	7.5	212.5	201.3	436.9	7.5	444.4	417.8
	10.1%	0.4%	10.5%	10.9%	10.8%	0.2%	11.0%	11.2%
Interest expense, net	8.4	—	8.4	0.7	16.6	—	16.6	1.3
Other (income) expense, net	—	—	—	(0.2)	—	—	—	0.2
Income before income taxes	196.6	7.5	204.1	200.8	420.3	7.5	427.8	416.3
	9.7%	0.4%	10.0%	10.8%	10.4%	0.2%	10.6%	11.2%
Income tax expense	75.1	2.9	78.0	76.1	160.6	2.9	163.5	158.1
Income tax rate	38.2%	38.2%	38.2%	37.9%	38.2%	38.2%	38.2%	38.0%
Net income	$ 121.5	$ 4.6	$ 126.1	$ 124.7	$ 259.7	$ 4.6	$ 264.3	$ 258.2
	6.0%	0.2%	6.2%	6.7%	6.4%	0.1%	6.6%	6.9%
Net earnings per share:								
Basic	$ 0.59	$ 0.02	$ 0.61	$ 0.56	$ 1.26	$ 0.02	$ 1.28	$ 1.15
Weighted average number of shares	205.8	205.8	205.8	223.4	206.3	206.3	206.3	223.8
Diluted	$ 0.59	$ 0.02	$ 0.61	$ 0.56	$ 1.25	$ 0.02	$ 1.28	$ 1.15
Weighted average number of shares	206.6	206.6	206.6	224.3	207.2	207.2	207.2	224.8

(a) The adjustments to Selling, general and administrative expenses for the 13 weeks and 26 weeks ended August 2, 2014 include $7.5 million of expenses related to the proposed acquisition of Family Dollar Stores, Inc.

NOTE: These condensed consolidated income statements have been prepared on a basis consistent with our previously prepared income statements filed with the Securities and Exchange Commission for our prior quarter and annual periods, with the exception of the footnotes required by GAAP for completed financial statements and inclusion of certain non-GAAP adjustments and measures as described in footnote (a) above. Management believes the reporting of comparable results is important in assessing the overall performance of the business and is therefore useful for investors and prospective investors.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	August 2, 2014		February 1, 2014		August 3, 2013	
Cash and cash equivalents	$	467.7	$	267.7	$	413.7
Merchandise inventories, net		1,084.0		1,035.3		1,018.3
Current deferred tax assets, net		17.1		18.9		16.7
Other current assets		94.4		56.6		84.5
Total current assets		1,663.2		1,378.5		1,533.2
Property and equipment, net		1,153.4		1,094.0		1,066.5
Goodwill		169.8		169.3		171.7
Deferred tax assets, net		42.2		24.1		35.4
Other assets, net		118.1		106.0		101.5
Total assets	$	3,146.7	$	2,771.9	$	2,908.3
Current portion of long-term debt	$	—	$	12.8	$	12.8
Accounts payable		524.2		393.9		418.8
Other current liabilities		256.1		232.3		221.8
Income taxes payable		2.7		47.3		18.4
Total current liabilities		783.0		686.3		671.8
Long-term debt, excluding current portion		757.0		757.0		257.0
Income taxes payable, long-term		5.5		5.5		5.6
Other liabilities		153.1		152.4		148.0
Total liabilities		1,698.6		1,601.2		1,082.4
Shareholders' equity		1,448.1		1,170.7		1,825.9
Total liabilities and shareholders' equity	$	3,146.7	$	2,771.9	$	2,908.3
STORE DATA:						
Number of stores open at end of period		5,166		4,992		4,842
Total selling square footage (in millions)		44.8		43.2		41.9

The February 1, 2014 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	26 Weeks Ended	
	August 2, 2014	August 3, 2013
Cash flows from operating activities:		
Net income	$ 259.7	$ 258.2
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	100.6	91.7
Other non-cash adjustments to net income	9.5	23.2
Changes in operating assets and liabilities	(4.5)	(72.8)
Total adjustments	105.6	42.1
Net cash provided by operating activities	365.3	300.3
Cash flows from investing activities:		
Capital expenditures	(160.2)	(199.6)
Proceeds from maturities of restricted investments	—	15.0
Proceeds from sale of fixed assets	0.3	—
Other	—	(0.3)
Net cash used in investing activities	(159.9)	(184.9)
Cash flows from financing activities:		
Principal payments on long-term debt	(12.8)	(1.5)
Payments for share repurchases	—	(112.1)
Proceeds from stock issued pursuant to stock-based compensation plans	3.3	3.5
Tax benefit of exercises/vesting of stock-based compensation	3.6	9.6
Net cash used in financing activities	(5.9)	(100.5)
Effect of exchange rate changes on cash and cash equivalents	0.5	(1.1)
Net increase in cash and cash equivalents	200.0	13.8
Cash and cash equivalents at beginning of period	267.7	399.9
Cash and cash equivalents at end of period	$ 467.7	$ 413.7